Exhibit 99.26

CODE OF BUSINESS CONDUCT AND ETHICS

(NOVEMBER 2019)

I.	Introduction

To further our values, we have established this Code of Business Conduct and Ethics (this “Code”). This Code is intended to deter wrongdoing and promote the highest standards of integrity and accountability in the conduct of our business and the achievement of each of the following objectives:

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Honest and ethical conduct, including ethical interactions with government officials and the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Full, fair, accurate, timely, understandable and transparent disclosure in periodic reports and documents filed by SSR Mining and in other public communications made by us;

•	Compliance with all applicable government, regulatory and stock exchange laws, rules and regulations;

•	Prompt internal reporting of violations of this Code to the appropriate persons identified in this Code; and

•	Accountability for compliance with this Code.

This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide you in the conduct of business on behalf of SSR Mining. This Code is intended to operate alongside the specific policies we refer to in this Code, as well as any additional policies, procedures or standards we may establish from time to time.

II.	Application

This Code applies to all of our directors, officers and employees. In this Code, these individuals are referred to as “you” or “your,” and SSR Mining Inc. and our subsidiaries, affiliates and joint ventures, wherever located, are referred to as “SSR Mining,” “we,” “our” or “us.”

III.	Accountability

As directors, officers or employees of SSR Mining, we expect you to:

•	Understand the requirements of your position, including our expectations and the laws, rules and regulations that apply to your activities on behalf of SSR Mining;

•	Become familiar and comply with this Code, our other policies, procedures and standards and all applicable laws, rules and regulations that apply to your activities on behalf of SSR Mining;

•	Use reasonable efforts to ensure that all of our contractors, consultants, agents and representatives understand and comply with our policies, procedures and standards;

•	Participate in any compliance training we may conduct from time to time; and

•	Report any violation of this Code of which you become aware.

Although every employee is expected to uphold this Code, supervisors have a special responsibility to promote an ethical and compliant workplace. Supervisors must lead by example, while remaining watchful for potential misconduct. If you are a supervisor, you must fully understand this Code, be able to explain and discuss it with those who report to you and encourage others to come forward with concerns. This includes taking the time to listen to others’ concerns and questions, developing a relationship of trust with other employees, and reporting acts of misconduct. You must ensure that the employees you supervise feel confident that they can discuss their questions and concerns with you without fear of retaliation.

IV.	Administration

Our Board of Directors has approved the standards of business conduct and ethics contained in this Code. Our Board of Directors and our Audit Committee oversee compliance with this Code, which may be updated from time to time to reflect changes in the legal and regulatory framework applicable to SSR Mining, the business practices within our industry, SSR Mining’s own business practices and the prevailing ethical standards of the communities in which we operate.

Our Compliance Officer is responsible for the administration of this Code. The Compliance Officer will be a member of the internal Legal Department designated as such by the Chief Executive Officer from time to time. All determinations and interpretations by the Compliance Officer will be final.

Below, we discuss situations that require application of our fundamental principles and promotion of our objectives. If you are an employee and have any questions about this Code, need guidance regarding any course of conduct or want to report any violation of this Code, you should first raise the matter with your immediate supervisor. However, if you are not comfortable raising the matter with your immediate supervisor, or you do not believe he or she will deal with, or has dealt with, the matter properly, you should raise the matter with your General Manager or Country Manager or the Compliance Officer. Directors and officers should direct any questions or concerns about this Code directly to the Compliance Officer or the Chair of the Audit Committee.

V.	Accounting Policies

SSR Mining will make and keep books, records and accounts which present accurately, fairly and in reasonable detail all transactions, including any disposition of our assets.

Accounting procedures and controls are prescribed by, among other things, our policies, procedures and standards. You are prohibited from directly or indirectly falsifying or causing to be false or misleading any financial or accounting book, record or account. You are also prohibited from directly or indirectly manipulating an audit and from destroying or tampering with any record, document or tangible object with the intent of obstructing a pending or contemplated audit, review or investigation. Your involvement in any of these prohibited activities or other illegal conduct will subject you to penalties under applicable laws and regulations, as well as discipline by SSR Mining up to and including dismissal.

You may not directly or indirectly:

•	Make or cause to be made a false or misleading statement; or

•	Omit to state, or cause another person to omit to state, any material fact necessary to make statements made not misleading,

in connection with the audit of financial statements by independent accountants, the preparation of any required reports, whether by independent or internal accountants, or any other work which involves or relates to the filing of a document with the applicable Canadian securities regulatory authorities or the U.S. Securities and Exchange Commission (“SEC”).

VI.	Compliance with Laws, Rules and Regulations

We are committed to compliance with the laws, rules and regulations by which we are governed, which includes all applicable laws, rules and regulations in the jurisdictions in which we do business. We seek to conduct our business with integrity and, in doing so, strive to comply both with the letter and the spirit of applicable laws, rules and regulations. All illegal activities and conduct are prohibited, regardless of whether they are specifically identified in this Code. Where applicable laws do not govern a situation or where such laws are unclear or conflicting, you should discuss the situation with the Compliance Officer.

Some local laws, rules and regulations may conflict with Canadian and U.S. laws, rules and regulations, or this Code and/or our other policies, procedures and standards. Please consult with the Compliance Officer if you perceive any conflict with the local laws in your country.

VII.	Computer and Information Systems

Officers and employees may be provided with telephones, tablets, mobile devices and computers and software, including network access to computing systems such as the Internet and e-mail, in order to perform their duties and responsibilities and to efficiently manage proprietary information in a secure and reliable manner. As with other equipment and assets of SSR Mining, you are responsible for the appropriate use of these assets. Except for limited personal use of SSR Mining’s telephones, tablets, mobile devices and computers/e-mail that does not interfere with the performance of your duties and responsibilities, or as otherwise specified in our Information Technology Acceptable Use Policy and our Information Technology Security and Compliance Policy, such equipment may only be used for business purposes. Subject to applicable local laws, officers and employees should not expect a right to privacy of their e-mail, Internet or network use. All communications, e-mails or Internet use on our equipment or networks will be subject to monitoring by SSR Mining. Unless prohibited by applicable laws, we reserve the right to access and disclose this information as necessary for business purposes, or in accordance with applicable laws and our Information Technology Acceptable Use Policy and Information Technology Security and Compliance Policy.

VIII.	Confidential Information Belonging to Others

You must respect the confidentiality of information, including, but not limited to, trade secrets and other information given in confidence by others, including but not limited to partners, suppliers, contractors, competitors, customers or acquisition or investment targets, just as we protect our own confidential information. However, certain restrictions arising in relation to the information of others may place an unfair or inappropriate burden on our future business. For that reason, you should coordinate with the President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, Senior Vice President, Business Development and Strategy or Compliance Officer to ensure appropriate agreements are in place prior to receiving any confidential third-party information. These agreements must reflect a balance between the value of the information received on the one hand and the logistical and financial costs of maintaining confidentiality of the information and, if applicable, limiting our business opportunities on the other. In addition, any confidential information that you may possess from an outside source, such as a previous employer, must not, so long as such information remains confidential, be disclosed to or used by SSR Mining. Unsolicited confidential information submitted to SSR Mining should be refused, returned to the sender where possible and deleted, if received via the Internet.

IX.	Confidential and Proprietary Information

Our policy is to ensure that all operations, activities and business affairs of SSR Mining are kept confidential to the greatest extent possible unless and until public disclosure becomes appropriate or required by applicable laws, rules or regulations. Confidential information about SSR Mining belongs to us, must be treated with strictest confidence and, generally speaking, is not to be disclosed or discussed with others. The requirement to maintain the confidentiality of information remains even after you cease to be employed by us. Our procedures relating to proper disclosure of our confidential business information are set out in our Disclosure Policy.

Unless otherwise agreed to in writing, confidential and proprietary information includes any and all non-public information, methods, inventions, improvements or discoveries, whether or not patentable or copyrightable, and any other information of a similar nature disclosed to you or otherwise made known to SSR Mining as a consequence of or through your employment or association with SSR Mining (including information originated by you). This can include, but is not limited to, information regarding our business, products, processes, and services. It also can include information relating to research, development, inventions, trade secrets, intellectual property of any type or description, data, business plans, marketing strategies, engineering, contract negotiations and business methods or practices.

The unauthorized disclosure of our confidential information could impair its value to SSR Mining and provide competitors, suppliers or others an unfair advantage. You are responsible for safeguarding our information and complying with established security controls and procedures. All records, notes, memoranda and other documents of any kind whatsoever containing information of a secret, proprietary or confidential nature relating to SSR Mining made or compiled by you or made available to you prior to or during the term of your employment or association with SSR Mining, unless otherwise agreed to in writing, belong to SSR Mining. You must hold all such documents in trust solely for our benefit and deliver them to us on the termination of your employment or association with us or at any other time that we request.

You must also maintain the confidentiality of all personal information provided to, or held by, SSR Mining and ensure that such personal information is not disclosed to other directors, officers or employees unless it is reasonably required by them to perform their jobs. You must not disclose such personal information to third parties unless required by applicable laws, rules or regulations (and then only to the extent required) or unless the informed consent of the relevant individual has been obtained. Personal information must be dealt with in accordance with all applicable privacy laws. The obligation to preserve confidential information continues even after your employment or association with us ends.

X.	Conflicts of Interest

You have a primary business responsibility to SSR Mining and must avoid any activity that may interfere or conflict, or have the appearance of interfering or conflicting, with the performance of this responsibility. Business decisions must be based solely on the best interests of SSR Mining, without regard to personal, family or other extraneous considerations.

Conflicts of interest can arise in virtually every area of our operations. A “conflict of interest” exists whenever an individual’s personal interests interfere or conflict with the interests of SSR Mining. We must strive to handle in an ethical and practical manner actual or apparent conflicts of interest between personal and professional relationships. We must each make decisions in the best interest of SSR Mining. Business, financial or other relationships with suppliers, customers or competitors that might impair or appear to impair the exercise of our judgment should be avoided.

Here are some examples of potential conflicts of interest:

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Family Members – Actions of family members may create a conflict of interest. For example, gifts to family members by a supplier of SSR Mining are considered gifts to you and should be reported if they involve more than ordinary social amenity or are of more than nominal value from any organization doing or seeking to do business with us. In addition, doing business for SSR Mining with organizations where your family members are employed or that are partially or fully owned by your family members or close friends may create a conflict or the appearance of a conflict of interest.

For purposes of this Code, “family members” include any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, persons in adoptive relationships with you, or domestic partner. Also included is any family member who lives with you or who is otherwise financially dependent on you, or on whom you are financially dependent.

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Gifts, Entertainment, Loans, or Other Favours – You shall not seek or accept gifts, entertainment, loans, or other favours for personal gain if it is more than ordinary social amenity or of more than nominal value from anyone soliciting business from, or doing business with us, or from any person or entity in competition with us. Further, other than common business courtesies, you must not offer or provide anything to any person or organization for the purpose of influencing the person or organization in their business relationship with us. Additional restrictions apply when providing anything of value to a government official or employee, employee or agent of a state-owned or controlled enterprise, employee or agent of a public international organization, political party or official thereof or any candidate for a political office. Please refer to Section XVI “Anti-Corruption and Anti-Bribery” and Section XVII “Corruption of Foreign Public Officials Act and Foreign Corrupt Practices Act” of this Code for more information.

You are expected to deal with those advisors or suppliers who best serve the needs of SSR Mining as to price, quality and service in making decisions concerning the use or purchase of goods or services. If you use our advisors or suppliers in a personal capacity, you are expected to pay market value for the goods and services provided.

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Outside Business Activities – Officers and employees may not participate in outside employment, self-employment, or serve as officers, directors, partners or consultants for outside organizations, if such activity: reduces work efficiency; interferes with your ability to act conscientiously in our best interest; requires you to utilize our proprietary or confidential procedures, plans or techniques; or negatively impacts our reputation. No conflict should exist between your private interests and your duties on behalf of SSR Mining.

Officers and employees must obtain permission of your supervisor and your General Manager or Country Manager, or an applicable Vice President of SSR Mining, before engaging in paid outside employment that might conflict with the interests of SSR Mining.

If you are an employee, you should report any actual or potential conflict of interest, involving yourself or others that you become aware of, to your supervisor, who should then report it to your General Manager or Country Manager and the Compliance Officer, so the situation can be evaluated and resolved appropriately. If you are an officer or director, you should report any actual or potential conflict of interest involving yourself or others that you become aware of to the Compliance Officer. While an actual or potential conflict of interest is not necessarily a violation of this Code, failing to disclose it is.

XI.	Corporate Opportunities

You may not take personal advantage of, or obtain personal gain from, an opportunity learned of or discovered during the course and scope of your employment or association with SSR Mining when that opportunity could be of benefit or interest to SSR Mining. In addition, you may not compete with SSR Mining or use our property, information or position for personal gain. You have a duty to SSR Mining to advance our legitimate business interests when the opportunity to do so arises.

XII.	Protection and Use of SSR Mining Assets

You must protect SSR Mining’s assets and ensure their efficient use for legitimate business purposes. Our property should not be misused and may not be sold, loaned or given away regardless of condition or value, without proper authorization. Theft, carelessness and waste have a direct impact on our profitability.

You may not engage in any act that involves theft, fraud, embezzlement, misappropriation or wrongful conversion of any property, including our property, regardless of whether or not such act could result in a criminal proceeding. Any such act will result in discipline up to and including dismissal. This prohibition includes unauthorized use of our communications equipment, computers and related facilities or other assets of SSR Mining.

You are personally responsible and accountable for the proper expenditure of SSR Mining funds, including money spent for travel expenses or for business entertainment. You are also responsible for the proper use of property over which you have control, including both SSR Mining property and funds and property that has been entrusted to your custody.

XIII.	Disclosure Principles and Policy

Our reputation and continued success depend on our accurate, complete and timely disclosure of information about SSR Mining in our financial and non-financial disclosures and filings with the applicable Canadian securities regulatory authorities and SEC. Proper reporting of reliable, truthful and accurate information is a complex process involving cooperation among many of us. We must all work together to ensure that reliable, truthful and accurate information is disclosed to the public.

We must disclose to the applicable Canadian securities regulatory authorities, the SEC, current security holders and the investing public, information that is required, and any additional information that may be necessary to ensure the required disclosures are not misleading or inaccurate. We require you to participate in the disclosure process in accordance with our Disclosure Policy, which is overseen by the Disclosure Committee appointed in accordance with such policy. The disclosure process is designed to record, process, summarize and report material information as required by all applicable laws, rules and regulations. Participation in the disclosure process is a requirement of a public company, and full cooperation with members of the Disclosure Committee and other officers, managers and employees in the disclosure process is a requirement of this Code.

Any other reports or information provided on our behalf to federal, provincial, territorial, state, local or foreign governments must also be accurate and complete. You are required to assist us in providing reports and information that meet this standard. Any omission, misstatement or lack of attention to detail could result in a violation of the reporting laws, rules and regulations applicable to us.

XIV.	Insider Trading

If you are aware of material, non-public information concerning SSR Mining or any other public company, you are prohibited by applicable securities laws from:

•	Buying or selling any of that company’s securities (or derivatives relating to such securities), whether directly or indirectly through family members or other persons or entities or otherwise; or

•	Disclosing such information to others, except in the necessary course of business.

Please consult our Insider Trading Policy for further details regarding these issues and additional requirements.

XV.	Fair Dealing with Others

We seek to achieve continued success and obtain competitive advantages through superior performance, not through illegal or unethical business practices. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair or deceptive practice.

XVI.	Anti-Corruption and Anti-Bribery

You are strictly forbidden from, directly or indirectly, offering, promising or giving money, gifts, loans, rewards, favours or anything of value to any government official or employee, employee or agent of a state-owned or controlled enterprise, employee or agent of a public international organization, political party or official thereof or any candidate for a political office, including any agent or other intermediary, including a close family member or household member, of any of the above, in connection with the business of SSR Mining, except in full compliance with our Anti-Corruption Policy.

Those paying a bribe may subject SSR Mining and themselves to civil and criminal penalties. When dealing with government representatives or officials and private parties, no improper payments will be tolerated. If you become aware of or receive any solicitation for, or offer of, money or a gift, that is intended to influence an official decision or business decision inside or outside of SSR Mining, it should be reported to your supervisor, your General Manager or Country Manager, or the Compliance Officer immediately.

We prohibit improper payments in all of our activities, whether these activities are with governments or in the private sector. Please refer to our Anti-Corruption Policy and procedures implemented in respect of such policy for more information.

XVII.	Corruption of Foreign Public Officials Act and Foreign Corrupt Practices Act

The Canadian Corruption of Foreign Public Officials Act (“CFPOA”) and the U.S. Foreign Corrupt Practices Act (“FCPA”) contain certain prohibitions with respect to giving anything of value, directly or indirectly, to foreign government officials or certain other individuals in order to obtain, retain or direct business for or to any person. Accordingly, corporate funds, property or anything of value may not be, directly or indirectly, offered or given by you or an agent acting on our behalf, to a government official or employee, employee or agent of a state-owned or controlled enterprise, employee or agent of a public international organization, political party or official thereof or any candidate for a political office, including any agent or other intermediary, including a close family member or household member, of any of the above for the purpose of influencing any act or decision of such party or person or inducing such party or person to use its or his influence, or to otherwise secure any improper advantage, in order to assist in obtaining or retaining business for, or directing business to, any person.

You are also prohibited from offering or paying anything of value to any person if it is known or there is a reason to know that all or part of such payment will be used for the above-described prohibited actions. This provision includes situations when intermediaries, such as affiliates, or agents, are used to channel payments to government officials.

In addition to complying with the CFPOA and FCPA, you are required to comply with local anti-bribery and anti-corruption laws in the jurisdictions in which we conduct business. You are also expected to comply with our additional policies, programs, standards and procedures related to anti-corruption compliance. Please refer to our Anti-Corruption Policy and procedures implemented in respect of such policy for more information.

XVIII.	Health, Safety, Environment & Corporate Social Responsibility

We are committed to managing and operating our assets in a manner that is protective of human health and safety and the environment, respects human rights and involves active engagement with host communities. It is our policy to comply, in all material respects, with applicable health, safety and environmental laws and regulations. You are also expected to comply with our policies, management systems, standards and procedures relating to health, safety, security, the environment, human rights, community engagement and corporate social responsibility. Such policies include each of our Safety & Health Policy, Environmental & Community Policy and Human Rights Policy.

XIX.	Prohibited Substances

While on our premises or otherwise conducting business on our behalf, you are prohibited from using alcohol, cannabis, illegal drugs or other prohibited items, including legal drugs which may impair the ability to perform your work duties and responsibilities, other than the consumption of alcoholic beverages at a SSR Mining event duly authorized by the most senior officer in attendance. In those limited circumstances in which the consumption of alcohol is permitted, we expect that you will act in accordance with this Code in all regards and that you will not take any action to compromise your own safety or the safety of any of our personnel or guests. You are also prohibited from reporting to work while under the influence of alcohol, cannabis or illegal drugs. Please consult our Fit for Work Policy for further details regarding these issues and additional requirements.

You are prohibited from possessing or using firearms, weapons or explosives on our property unless specifically required to do so to perform your duties and responsibilities or as otherwise authorized by your General Manager or Country Manager.

XX.	Respectful Workplace

Respect for the rights and dignity of others is an integral part of SSR Mining’s commitment to the individual and promoting a positive work environment. To facilitate and recognize respect and contribution among our employees, we have established the following standards with respect to our objectives:

•	To attract and retain a highly talented workforce;

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Not to discriminate in violation of any applicable laws, rules or regulations including on the basis of race, religion, ethnicity, national origin, colour, gender, age, sexual orientation, citizenship, marital status, pregnancy or disability or any other legally-protected characteristic;

•	To encourage development of skills through training, education and job opportunities;

•	To encourage open dialogue in the workplace and opportunities for feedback at all levels;

•	To prohibit harassment in the workplace consistent with all applicable laws, rules and regulations;

•	To make the safety and security of our employees a priority; and

•	To respect all workers’ rights to dignity and personal privacy consistent with all applicable laws, rules and regulations.

Please consult our Respectful Workplace Policy for further details regarding these issues and additional requirements.

XXI.	Reporting and Enforcement

Violations of this Code or any of our other policies, procedures or standards may subject you to discipline by SSR Mining up to and including dismissal or a potential civil lawsuit against you. In addition, the violation of laws, rules or regulations may result in your criminal prosecution or other enforcement proceedings.

You should be alert and sensitive to situations that could result in actions that might violate any laws, rules or regulations or the standards of conduct set out in this Code. If you believe your own conduct or that of a fellow employee may have violated any such laws, rules or regulations or this Code, or that such a violation will occur, you should report the matter, in as much detail as possible, to facilitate an appropriate investigation in accordance with this Code and our Whistleblower Policy. The most important point is that possible violations should be reported, and we support all means of reporting them, provided they are reported in good faith.

If you are an employee, you should report all suspected violations of this Code to your supervisor or your General Manager or Country Manager. If you are a director or officer, you should report all suspected violations of this Code to the Compliance Officer or the Chair of the Audit Committee. If

you wish to report a suspected violation of this Code anonymously, you may do so in accordance with our Whistleblower Policy.

XXII.	Non-Retaliation for Reporting

SSR Mining will not allow retaliation against any person for reporting in good faith any concern regarding compliance with this Code or any other potential illegal or unethical conduct in accordance with this Code or our Whistleblower Policy. Retaliation for reporting an offense may be illegal under applicable law and is prohibited under this Code. Retaliation for reporting any violation of a law, rule or regulation or a provision of this Code or our policies and procedures is prohibited. Retaliation will result in discipline up to and including termination of employment and may also result in criminal prosecution.

In no event will we take or threaten any action against you as a reprisal or retaliation for making a complaint in good faith in accordance with this Code or our Whistleblower Policy. However, if a reporting individual was involved in improper activity the individual may be appropriately disciplined even if he or she was the one who disclosed the matter to SSR Mining. In these circumstances, we may consider the conduct of the reporting individual in reporting the information as a mitigating factor in any disciplinary decision.

XXIII.	Certification

When your employment or association with SSR Mining begins, you must sign an acknowledgement form confirming that you have read and understand this Policy and agree to abide by its provisions. Requests to make similar acknowledgements will be made on an annual basis.

XXIV.	Amendment and Waiver

This Code may only be amended, and a waiver of any part of this Code for any director or officer may only be granted, with the approval of our Board of Directors. Amendments and waivers of this Code shall be disclosed to the extent and in the manner prescribed by applicable laws, rules or regulations.

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